UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____ *)

Nuveen Variable Rate Preferred & Income Fund

(NPFD)

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

67080R102

(CUSIP Number)

June 28, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 67080R102
1	Names of Reporting Persons Sit Investment Associates, Inc.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization State of Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,310,011
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,310,011
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,310,011
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.42%
12	Type of Reporting Person (See Instructions) IA

Schedule 13G

CUSIP No. 67080R102
1	Names of Reporting Persons Sit Fixed Income Advisors II, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,310,011
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,310,011
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,310,011
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.42%
12	Type of Reporting Person (See Instructions) IA

Item 1 (a)	Name of Issuer:

Nuveen Variable Rate Preferred & Income Fund

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

Nuveen Investments

333 West Wacker Drive

Chicago, IL 60606

Item 2 (a)	Name of Person Filing:

Sit Investment Associates, Inc.

Sit Fixed Income Advisors II, LLC

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

c/o Sit Investment Associates, Inc.

80 South Eighth Street, Suite 3300

Minneapolis, MN 55402

Item 2 (c)	Citizenship:

Sit Investment Associates, Inc. Minnesota Corporation

Sit Fixed Income Advisors II, LLC Delaware LLC

Item 2 (d)	Title of Class of Securities:

Common Stock

Item 2 (e)	CUSIP Number:

67080R102

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[X] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________

Item 4	Ownership

The information required by this Item 4 with respect to each Reporting Person is set forth in rows 5 through 9 and 11 of the cover pages to this Schedule 13G.

The ownership percentages reported are based on 24,164,141 shares of common stock outstanding as of January 31, 2024, as reported in the Issuer’s Report on Form N-CSRS filed with the Securities Exchange Commission.

Sit Investment Associates, Inc. (“SIA”) is an investment adviser registered under section 203 of the Investment Advisers Act of 1940. Sit Fixed Income Advisors II, LLC (“SFI”) is an investment adviser registered under section 203 of the Investment Advisers Act of 1940 and a subsidiary of SIA. SIA and SFI provide investment management services to client accounts (“Accounts”). In their roles as investment advisers SIA and SFI possess shared voting and investment power over securities of the Issuer described in this schedule 13G owned by the Accounts and may be deemed to be the beneficial owner of such shares of the Issuer owned by the Accounts. All securities reported in this schedule 13G are owned by the Accounts. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), SIA and SFI disclaim beneficial ownership of such securities.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

The Accounts are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Except as may be indicated if this is a joint filing with a registered investment company managed by SIA or SFI, not more than 5% of the class of such securities is owned by any one Account subject to the investment advice of SIA or SFI.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sit Investment Associates, Inc.

Sit Fixed Income Advisors II, LLC

Date:	August 14, 2024
Signature	/s/ Paul E. Rasmussen
Name / Title:	Paul Rasmussen / Vice President

Exhibit A - Joint Filing Agreement

EXHIBIT A

Joint Filing Agreement

The undersigned agree that the statement on this Schedule 13G with respect to the common stock of Nuveen Variable Rate Preferred & Income Fund is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first written above.

By: Sit Investment Associates, Inc.

/s/ Roger J. Sit

-----------------------------------

Name/Title: Roger J. Sit, Chairman & CEO

By: Sit Fixed Income Advisors II, LLC

/s/ Roger J. Sit

-----------------------------------

Name/Title: Roger J. Sit, Chairman & CEO